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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: December 15, 2003

                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

                   Av. Ricardo Margain Zozaya #325, Colonia
                             del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 64000
                   -------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                   Contents

     1. Press release, dated December 11, 2003, announcing the filing of a request for arbitration against The Republic of Indonesia and its government (attached hereto as exhibit 1).




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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEMEX, S.A. de C.V.
                                        -------------------------------------
                                                   (Registrant)



Date:  December 15, 2003                By:   /s/ Rafael Garza
                                              ------------------------------
                                              Name:  Rafael Garza
                                              Title: Chief Comptroller




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                                 EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
-----------          -----------

1 Press release, dated December 11, 2003, announcing the filing of a request for arbitration against The Republic of Indonesia and its government.



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                                                                     EXHIBIT 1


                              CEMEX LOGO OMITTED
                           Building the future (TM)


                          CEMEX REQUESTS ARBITRATION
                           ON INDONESIAN INVESTMENT

Jakarta, December 11, 2003. CEMEX announced that yesterday its affiliate Cemex Asia filed a request for arbitration against The Republic of Indonesia and its Government, before the International Center for Settlement of Investment Disputes (known at ICSID) in Washington, D.C.

Cemex Asia is seeking arbitration of its disputes under the Agreement entered into with the Republic of Indonesia in September of 1998, which led to Cemex acquiring in excess of a 25 percent participation in the Gresik Group.

CEMEX accepted the invitation to come to Indonesia in challenging times. Being patient for several years, CEMEX has fulfilled its commitments to the company and the country and done its best to contribute to the development of Semen Gresik and the industry in Indonesia.

Regrettably, Cemex Asia was compelled to file before ICSID after the failure of several attempts to reach a negotiated or mediated solution.

ICSID was created by an international convention, of which Indonesia is a party, to resolve investment disputes between member States and nationals of other member States. The seat of ICSID is at the offices of the World Bank in Washington, D.C.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets in four continents. CEMEX provides world-class products and services to customers ranging from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.